SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY  40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
YUM! Brands 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of YUM! Brands 401(k) Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2022 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1998.

Indianapolis, Indiana
June 29, 2023

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
(In thousands)

	2022	2021
Assets:
Investments at fair value:
YUM! Stock Fund	$167,981	$190,931
Common/commingled trusts	623,200	715,815
Self-directed brokerage	12,571	16,232
Total investments, at fair value	803,752	922,978
Receivables:
Loans to participants	5,112	6,004
Participant contributions	509	1,661
Employer contributions	356	467
Interest and other	123	53
Total receivables	6,100	8,185
Total assets	809,852	931,163
Liabilities:
Accrued fees and other liabilities	(97)	(26)
Total liabilities	(97)	(26)
Net assets available for benefits	$809,755	$931,137

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2022
(In thousands)

2022
Net investment loss
Net depreciation of investments	$(125,689)
Loan repayment interest income	258
Dividends	3,948
(121,483)
Less investment expenses	(782)
Net investment loss	(122,265)
Contributions:
Participant	37,068
Employer	19,497
Total contributions	56,565
Deductions from net assets attributed to:
Benefits paid to participants	(63,359)
Net decrease in net assets before transfer	(129,059)
Transfer of assets in	7,677
Net decrease in net assets available for benefits	(121,382)
Net assets available for benefits:
Beginning of period	931,137
End of period	$809,755

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(Tabular amounts in thousands)

(1)    Plan Description

The following description of the YUM! Brands 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)General

YUM! Brands, Inc. (the "Company") adopted the Plan effective October 7, 1997. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The investments of the Plan are maintained in a trust (the "Trust") by State Street Bank and Trust Company (the "Trustee") who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets. Voya Institutional Plan Services, LLC and T.D. Ameritrade Institutional serve as record keepers for the Plan.

(b)Contributions

Each participant in the Plan may elect to contribute up to 75% of eligible earnings, as defined in the Plan document. The maximum pre-tax annual contribution allowed for calendar year 2022 was $20,500.

Eligible participants receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant’s eligible pay. Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company during the calendar year 2022.

The Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution. The 2022 annual Internal Revenue Code ("IRC") limit on these contributions was $6,500.

Effective January 1, 2022, participants may also elect to make after-tax contributions pursuant to Code Section 402A ("Roth Contributions"). Eligible participants can also make additional Roth Contributions in addition to the additional tax-deferred contributions described above. Roth Contributions shall be considered for and shall be eligible for matching contributions as described above. The contribution limits noted above include both pre-tax and Roth Contributions in total.

(c)Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investments on any business day, subject to certain limitations outlined in the Plan. Included in the investment option is a self-directed brokerage account that allows participants to invest in a broad range of individual stocks, exchange traded funds and mutual funds.

(d)Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of: a) the Company’s contribution and b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(Tabular amounts in thousands)

(e)Loans to Participants

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Participants may elect repayment periods from one year to four years at six-month intervals. For new loans, only one loan may be outstanding at any time. For loans originating prior to January 1, 2022, participants could have up to two loans outstanding. The fixed interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A one-time loan origination fee is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Generally, any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

Loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.25% to 8.00% with maturity dates ranging from 2023 to 2027 as of December 31, 2022.

As a result of Plan mergers, the Plan will occasionally hold transferred participant loans through their original settlement period, and such transferred loans may have different terms than noted above.

(f)Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)Payment of Benefits

Distributions under the Plan are generally made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock and certain securities held in the Self-directed Brokerage Account.

(h)Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the IRC.
(2)    Summary of Accounting Policies

(a)Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(Tabular amounts in thousands)

(c)Investment Valuation and Income Recognition

Investment Valuation

Investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's Investment Committee determines the Plan's investment policy utilizing information provided by the investment advisers, including the appointment of investment managers, and the monitoring of the performance of the Plan's investment funds.  See Note 3 for discussion of fair value measurements.

Income Recognition

Income from investments and interest income are recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(d)Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.

(e)Payment of Benefits

The Plan accounts for participant distributions when paid.

(f)Administrative Costs

Certain expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust. In 2022 and 2021, all expenses were borne by the Company, except for monthly investment management service fees charged to the funds, loan application fees charged to participants who obtained a loan, transaction and monthly access fees charged to participants within the Self-directed Brokerage Account, certain monthly recordkeeping fees paid to Voya Institutional Plan Services, LLC, certain monthly custodial fees paid to State Street Bank and Trust Company and fees paid for peer-group analysis and benchmarking of the Plan's target date funds.

(3)    Fair Value Measurements

Accounting Standards Codification ("ASC") 820 defines fair value and establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, or financial instruments for which all significant inputs are observable; either directly or indirectly; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(Tabular amounts in thousands)
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Plan’s investments at December 31, 2022 and 2021:

	Fair Value
	Level	2022	2021
YUM! Stock Fund	1	$167,981	$190,931

Common/commingled trusts:
YUM Retirement Date Funds	1	234,411	267,350
Large Company Index Fund	1	135,147	165,124
Mid-Size Company Index Fund	1	68,272	80,562
Stable Value Fund	1	52,105	49,395
International Index Fund	1	58,491	65,616
Bond Market Index Fund	1	45,528	51,930
Small Company Index Fund	1	26,508	33,724
Government Short Term Investment Fund	1	2,738	2,114
		623,200	715,815

Self-directed Brokerage Accounts	1	12,571	16,232

Total		$803,752	$922,978

YUM! Stock Fund

YUM! Brands, Inc. common stock is valued based on the closing market price as of year-end.

Common/Commingled Trusts

These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Redemptions can occur daily at NAV, which is published daily for participant transactions, and there are no restrictions or uncommitted funds on NAV investments.

Self-directed Brokerage Accounts

Equity Securities

These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Exchange Traded and Mutual Funds

These investments are valued at the NAV of shares held by the fund based on closing prices reported in an active market. The investments can be redeemed on a daily basis and there is no restriction on redemption.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(Tabular amounts in thousands)

(4)Tax Status

The Plan obtained its latest tax determination letter dated September 23, 2020, in which the Internal Revenue Service ("IRS") stated that the Plan and related trust are operating in accordance with the applicable requirements of the IRC.  Although the Plan has been amended since receiving the tax determination letter, the Plan administrator believes that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the U.S. require plan management to evaluate tax positions taken by the Plan.  The financial statement effects of uncertain tax positions are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2022	2021
Net assets available for benefits per the financial statements	$809,755	$931,137
Less benefits payable at end of year	(348)	(22)
Net assets available for benefits per the Plan’s Form 5500	$809,407	$931,115

Participant benefits

2022
Benefit payments per the financial statements	$63,359
Less benefits payable at beginning of year	(22)
Add benefits payable at end of year	348
Benefit payments per the Plan’s Form 5500	$63,685

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

(6)    Related Party Transactions and Parties in Interest Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments, the YUM! Stock Fund and fees paid to the Trustee qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $249,000 and $502,000 for the years ended December 31, 2022 and 2021, respectively.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2022 and 2021
(Tabular amounts in thousands)

(7)Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Approximately 21% of net assets available for benefits are invested in the Company's Common Stock for each of the years ended December 31, 2022 and 2021.

(8)Nonexempt Transactions

During the plan year ended December 31, 2021, a contribution of $456 was not remitted to the Plan in a timely manner. A corrective contribution, including lost earnings, was made on June 6, 2022.

(9)Subsequent Events

The Plan has evaluated subsequent events through June 29, 2023, the date of this filing and the date these financial statements were issued and available. There were no subsequent events to disclose that would have a material impact on these financial statements.

SUPPLEMENTAL SCHEDULES

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2022

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions
Check here if late participant loan repayments are included:	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$—	$—	$456	$—	$—

See accompanying report of independent registered public accounting firm.

	YUM! BRANDS 401(k) PLAN
	EIN: 13-3951308
	PN: 003
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
	December 31, 2022

Party in	Identity of issue, borrower,	Description	Shares held or		Current
Interest	or similar party with maturity date	of investment	rate of interest		value
*	YUM! Brands, Inc.	YUM! Stock	1,311,536	shares	$167,981,579
	Common/commingled trusts:
	Target Retirement Funds
*	Alliance Bernstein	Target Retirement 2010	160,809	shares	2,476,235
*	Alliance Bernstein	Target Retirement 2015	209,412	shares	3,471,300
*	Alliance Bernstein	Target Retirement 2020	612,721	shares	11,032,746
*	Alliance Bernstein	Target Retirement 2025	1,348,001	shares	26,043,775
*	Alliance Bernstein	Target Retirement 2030	1,526,773	shares	31,117,238
*	Alliance Bernstein	Target Retirement 2035	1,913,714	shares	40,766,168
*	Alliance Bernstein	Target Retirement 2040	1,553,453	shares	34,062,007
*	Alliance Bernstein	Target Retirement 2045	1,349,342	shares	29,766,711
*	Alliance Bernstein	Target Retirement 2050	1,111,900	shares	24,657,923
*	Alliance Bernstein	Target Retirement 2055	910,903	shares	20,330,760
*	Alliance Bernstein	Target Retirement 2060	382,940	shares	8,592,854
*	Alliance Bernstein	Target Retirement 2065	93,499	shares	2,093,205
*	State Street Global Advisors	Large Company Index Fund	8,242,176	shares	135,146,960
*	State Street Global Advisors	Mid-Sized Company Index Fund	3,557,681	shares	68,271,892
*	State Street Global Advisors	International Index Fund	5,054,956	shares	58,490,900
*	State Street Global Advisors	Bond Market Index Fund	4,528,801	shares	45,528,036
*	State Street Global Advisors	Small Company Index Fund	2,191,799	shares	26,507,616
*	State Street Global Advisors	Government Short Term Investment Fund	1,440,565	shares	2,738,261
*	Invesco	Invesco Stable Value Trust Fund	52,105,139	shares	52,105,139
	Total				623,199,726

*	T.D. Ameritrade	Self-directed Brokerage Account	Various		12,570,629
*	Loans to participants (maturing through 2027)		Interest rates range from 4.25% to 8.00%		5,112,032
	Total				$808,863,966

	*Party-in-interest as defined by ERISA.

	Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ David E. Russell
Senior Vice President, Finance and Corporate Controller

Date: June 29, 2023